

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2012

Via U.S. Postal Service and Facsimile
Du Daming
Huaneng Power International, Inc.
Huaneng Building
No. 4 Fuxingmennei Street
Xicheng District, Beijing
People's Republic of China

> **Re:** **Huaneng Power International, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 19, 2012**
> **Form 6-K filed April 26, 2012**
> **File No. 001-13314**

Dear Mr. Du:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Risk factors, page 3

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please

state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Financial Statements, page F-1

Note 8. Investments in Associates / Jointly Controlled Entities, page F-38

2. We note that you account for your investment in Huaneng Jinling Combined Cycle Co-Generation Co., Ltd. by the equity method of accounting even though you own 51% of the equity interest of this entity. We further note your statement on page F-41 that in accordance with the relevant terms stipulated in the memorandum and articles of association of Jinling CCGT, the company only exercises significant influence. Please describe to us in greater detail the terms that cause you to not have control of Jinling CCGT despite your majority ownership interest.

Note 9. Investments in Subsidiaries, page F-42

3. We note that you have several subsidiaries that are 50% owned or less, including Huaneng Beijing Co-generation Limited Liability Company, Huaneng Shanghai Shidongkou Power Generation Limited, and Huaneng Yingkou Port Limited Liability Company. Please explain to us in more detail the agreements with other shareholders that give you control over these entities.

Form 6-K filed April 26, 2012

Document 3: Changes in Accounting Estimates of Fixed Assets

4. We note that as of January 1, 2012 you changed the estimated useful lives and estimated residual values of your fixed assets. Please explain to us in greater detail the facts and circumstances that led you to make this change. Please also tell us how you determined that the new depreciation period of each fixed asset is aligned closer to its actual useful life, including describing the data or support upon which you relied. Please also disclose the expected impact on future periods. Refer to IAS 8 paragraph 39.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief